MEDEQUITIES REALTY TRUST, INC.

MEDEQUITIES REALTY OPERATING PARTNERSHIP, LP

3100 West End Avenue, Suite 1000

Nashville, TN 37203

October 11, 2017

VIA EDGAR

Joshua Lobert

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	MedEquities Realty Trust, Inc. and MedEquities Realty Operating Partnership, LP

Registration Statement on Form S-3 (File No. 333-220757 and 333-220757-1)

Dear Mr. Lobert:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, MedEquities Realty Trust, Inc. and MedEquities Realty Operating Partnership, LP (together, the “Registrants”) hereby request acceleration of effectiveness of their registration statement on Form S-3 (File No. 333-220757 and 333-220757-1), to 4:15 p.m., Eastern Time, on October 13, 2017, or as soon as practicable thereafter.

The Registrants request that they be notified of such effectiveness by a telephone call to David P. Slotkin or Andrew P. Campbell, the Company’s counsel at Morrison & Foerster LLP, at (202) 887-1554 or (202) 887-1584, respectively.

Very truly yours, MedEquities Realty Trust, Inc.

By:	/s/ Jeffery C. Walraven
Name:	Jeffery C. Walraven
Title:	Executive Vice President and Chief Financial Officer

MedEquities Realty Operating Partnership, LP By: MedEquities OP GP, LLC, its general partner By: MedEquities Realty Trust, Inc., its sole member

By:	/s/ Jeffery C. Walraven
Name:	Jeffery C. Walraven
Title:	Executive Vice President and Chief Financial Officer